Exhibit A

Press Release
KPN Announces Increase in Tender Offer Price for iBasis to $2.25 Per Share	Date 5 October 2009
Number 070pe

THE HAGUE, NETHERLANDS – October 5, 2009 - KPN B.V. (“KPN”) today announced an increase in the purchase price to be paid in its cash tender offer for all of the outstanding shares of common stock of iBasis, Inc. (“iBasis”) (Nasdaq: IBAS) not otherwise held by KPN to $2.25 per share. All other terms and conditions of the tender offer remain unchanged.

KPN believes that the increased purchase price is a full and fair price for the shares held by iBasis' public stockholders.  The new purchase price of $2.25 per share presents a premium of 45.2% over KPN’s previous offer of $1.55 per share, 73.1% over the closing price of the shares on July 10, 2009 (the last trading day prior to the announcement of the tender offer) and 93.9% over the average closing price during the three months prior to the announcement of the tender offer. KPN currently owns a stake of approximately 56% in iBasis. The minority stake of approximately 44% not owned by KPN would be valued at $70.0 million at the $2.25 per share offer price.

KPN continues to believe that this transaction represents a unique opportunity for iBasis shareholders to realize liquidity.  KPN also believes that private ownership will assist iBasis in reaching its operational and strategic objectives, given the current challenging economic and competitive environment facing iBasis.

KPN continues to pursue its counterclaims which seek to invalidate the “poison pill” purportedly adopted by iBasis. KPN believes that iBasis’ “poison pill” is a clear violation of iBasis’ own bylaws and the terms of the agreement pursuant to which KPN acquired its interest in the company. The Delaware Court of Chancery will hold a hearing on these claims on October 8 and October 9, 2009.

About KPN’s Tender Offer
On July 28, 2009, KPN commenced a cash tender offer for $1.55 per share for all of the outstanding shares of common stock of iBasis not already owned by KPN, subject to the terms and conditions set forth in the Offer to Purchase dated as of July 28, 2009, as amended and supplemented (the “Offer to Purchase”).  The current offer to the public minority shareholders of iBasis of $2.25 per share in cash is without interest and less any required withholding tax, subject to the terms and conditions set forth in the Offer to Purchase. The offer was previously extended on August 21, 2009, and is scheduled to expire at midnight, New York City time, on Friday, October 23, 2009, unless further extended in the manner set forth in the Offer to Purchase.

For further information:
Corporate Communicatie	Investor Relations
Mediavoorlichting
Tel: (070) 446 63 00	Tel: (070) 446 09 86
Fax: (070) 446 63 10	Fax: (070) 446 05 93
E-mail: press@kpn.com	E-mail: ir@kpn.com

Accompanies press release
dated 5 October 2009
Number 070pe

IMPORTANT INFORMATION
This press release is for informational purposes only and does not constitute an offer to purchase or a solicitation of an offer to sell iBasis stock.  The tender offer is being made pursuant to a Tender Offer Statement and Rule 13e-3 Transaction Statement on Schedule TO (including the Offer to Purchase, a related letter of transmittal and other offer materials) filed by KPN with the SEC on July 28, 2009, as amended and supplemented (the “Schedule TO”).  Shareholders of iBasis are advised to carefully read the Schedule TO, the Offer to Purchase and any other documents relating to the tender offer that are filed with the SEC, as each may be amended and supplemented, because they contain important information that iBasis shareholders should consider before any decision is made with respect to the Offer. Shareholders of iBasis can obtain copies of these documents for free at the SEC’s website at www.sec.gov or by calling Okapi Partners LLC, the Information Agent for the Offer, at
1-877-869-0171.

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